Exhibit 21.1

China Shen Zhou Mining & Resources, Inc. Subsidiaries

American Federal Mining Group, Inc. (AFMG) (Illinois, U.S.A.)
Inner Mongolia Qianzhen Mining Co., Ltd (Qianzhen Mining) (Inner Mongolia, PRC)
Inner Mongolia Xiangzhen Mining Group Co., Ltd (Xiangzhen Mining) (Inner Mongolia, PRC)
Xinjiang Xingzhen Mining Co., Ltd (Xingzhen Mining) (Xinjiang, PRC)
Inner Mongolia Qingshan Nonferrous Metal Development Co., Ltd (Qingshan Metal) (Inner Mongolia, PRC)